# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: KINETIK HOLDINGS INC., CIK 0001692787
CUSIP: 02215L209
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2700 Post Oak Blvd, Suite 300, Houston, United States (X1), 77056
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001229262

## Reporting persons
- Goldman Sachs Asset Management, L.P.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,543,185.1; sole dispositive power 0; shared dispositive power 4,615,445.1; aggregate amount beneficially owned 4,615,445.1 (7.6% of the class)

## Item 1. Issuer
Name of issuer: KINETIK HOLDINGS INC.
Address of issuer's principal executive offices: 2700 Post Oak Blvd. Suite 300, Houston, X1, 77056

## Item 2. Person Filing
Name of person filing: GOLDMAN SACHS ASSET MANAGEMENT
Address of principal business office or, if none, residence: Goldman Sachs Asset Management 200 West Street New York, NY 10282
Citizenship: GOLDMAN SACHS ASSET MANAGEMENT, L.P. - Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: See the response(s) to Item 9 on the attached cover page(s).
Percent of class: See the response(s)to Item 11 on the attached cover page(s).
Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover page(s).
Shared power to vote or to direct the vote: See the response(s) to Item 6 on the attached cover page(s).
Sole power to dispose or to direct the disposition: See the response(s) to Item 7 on the attached cover page(s).
Shared power to dispose or to direct the disposition: See the response(s) to Item 8 on the attached cover page(s).

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
EXHIBIT (99.1)

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities
Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the
Class A common stock, par value $0.0001 per share, of KINETIK HOLDINGS INC.
and further agree to the filing of this agreement as an Exhibit thereto.
In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13G.

Date: 07/17/2025

GOLDMAN SACHS ASSET MANAGEMENT, L.P.

By:/s/ AMEEN SOETAN
----------------------------------------
Name: AMEEN SOETAN
Title: Attorney-in-fact

## Signatures
- Goldman Sachs Asset Management, L.P.: Name: AMEEN SOETAN, Attorney-in-fact (07/17/2025)